                                                                     EXHIBIT 12




                             ORBCOMM GLOBAL, L.P.


              Computation of Ratios of Earnings to Fixed Charges


                            (Dollars in thousands)





                                                               Year Ended                              Six Months Ended
                                                   -----------------------------------       ------------------------------------
                                                      December 31,           Pro Forma             June 30,             Pro Forma
                                                   --------------------      ---------       ----------------------     ---------
                                                    1994          1995          1995          1995            1996         1996
                                                   ------        ------        ------        ------          ------       ------
Fixed charges:
  Interest costs,
    including amortization
    of debt issue costs (1)                            0            426         25,066         222               184         12,482
  Portion of rent expense
    representative of interest (2)                     0              0              0           0                58             58
                                                  ------         ------        -------      ------            ------        -------

    Total fixed charges (1)                            0            426         25,066         222               242         12,540
                                                  ======         ======        =======      ======            ======        =======


Earnings:
  Excess (deficiency) of income
    over expenses                                     (9)            55             55         634            (8,995)        (8,995)

  Fixed charges (1)                                    0              0              0           0                58             58
                                                  ------         ------        -------      ------            ------        -------

Earnings adjusted for fixed charges                   (9)            55             55         634            (8,937)        (8,937)
                                                  ======         ======        =======      ======            ======        =======

Ratio of earnings to fixed charges (3)                --             --             --        2.9x                --             --

Deficiency of earnings to fixed charges (1)        N/A(4)          (371)       (25,011)                       (9,179)       (21,477)


(1) A portion of the interest costs were capitalized as a part of the cost of the fixed assets and therefore excluded from excess (deficiency) of income over expenses in the calculation of earnings adjusted for fixed charges.

(2) One-third of rent expense is deemed to be representative of interest.

(3) For purposes of determining the ratio of earnings to fixed charges, "earnings" included excess (deficiency) of income over expenses adjusted for fixed charges.

(4) Ratio of earnings to fixed charges is not applicable as there were no fixed charges during the period.